November 14, 2005

VIA EDGAR AND FEDERAL EXPRESS
Mail Stop 6010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Attn:    Mr. Kevin L. Vaughn, Reviewing Accountant
                  Mr. David Burton, Staff Accountant

         Re:      Phantom Fiber Corporation
                  Form 10-KSB for the year ended December 31, 2004 Filed April 15, 2005
                  File No. 1-15627

                  Form 10-QSB for the quarter ended June 30, 2005
                  Filed August 15, 2005
                  File No. 1-15627

Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 28, 2005 (the "Comment Letter") relating to the above reference filings of Phantom Fiber Corporation (the "Company"). On behalf of the Company, we respond as follows.

Form 10-KSB for the year ended December 31, 2004

Item 8A.  Controls and Procedures, page 12

1. You state that your "system of disclosure controls and procedures is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management in a timely manner." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please note this comment also applies to your Form 10-QSB as of June 30, 2005.

         Response

         The Company has revised the disclosure under Item 8A of its Form 10-KSB for the year

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Securities and Exchange Commission
November 14, 2005
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         ended December 31, 2004 and under Item 3 of its Form 10-QSB for the quarter ended June 30, 2005 to state clearly that as of the end of the period covered by each respective report, the Company's chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures are effective.

2. We note that management has reviewed the system of disclosure controls and procedures and has concluded that they are "operating in an effective way to ensure appropriate and timely disclosure." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your Form 10-QSB as of June 30, 2005.

         Response

         Please see the Company's response to comment 1 above.

Consolidated Statement of Operations, page F-3

3. If you elect to continue to include language after your conclusion regarding your disclosure controls and procedures, please revise to ensure that the language is consistent with the full definition of disclosure controls and procedures as set forth in Rule 13a-15(e) of the Exchange Act. Please note this comment also applies to your Form 10-QSB as of June 30, 2005.

         Response

         The revised disclosure under Item 8A of the Company's Form 10-KSB for the year ended December 31, 2004 and under Item 3 of the Company's Form 10-QSB for the quarter ended June 30, 2005 is consistent with the full definition of disclosure controls and procedures as set forth in Rule 13a-15(e).

Note 2.  Summary of Significant Accounting Policies, page F-7

(d) Revenue Recognition, page F-8

4. Please tell us why you believe your classification of interest income as revenues and interest expense as operating expenses is appropriate. As appropriate, please revise the filing to present interest income and interest expense as separate components of other income (expense).

         Response

         The revised disclosure of the Company's Form 10-KSB for the year ended December 31,


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Securities and Exchange Commission
November 14, 2005
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         2004 reclassifies interest income of $6,906 (December 31, 2003:
         $4,955) and aggregate interest expenses on borrowings, capital leases and long-term debt of $111,495 (December 31, 2003: $6,182) as separate components of other income (expense) in the Company's consolidated Statements of Operations.

         The revised disclosure of the Company's Form 10-QSB for the three months ended June 30, 2005 reclassifies interest and other income of $295 (June 30, 2004: $nil) and aggregate interest expenses on borrowings, capital leases and long-term debt of $37,689 (June 30, 2004: $23,857) as separate components of other income (expense) in the Company's consolidated Statements of Operations.

         The revised disclosure of the Company's Form 10-QSB for the six months ended June 30, 2005 reclassifies interest and other income of $6,024 (June 30, 2004: $3) and aggregate interest expenses on borrowings, capital leases and long-term debt of $59,560 (June 30, 2004: $27,162) as separate components of other income (expense) in the Company's consolidated Statements of Operations

5. We note that you generate revenue from software licensing fees and related service revenues. Please tell us and revise this note to disclose how you meet each of the criteria for revenue recognition outlined in SOP 97-2. Discuss how you allocate revenue amounts between the elements of your software arrangements. Demonstrate to us that you have vendor specific objective evidence of the fair value of the undelivered elements in your software arrangements.

         Response

         The revised disclosure of the Company's Form 10-KSB for the year ended December 31, 2004 and Form 10-QSB for the six months ended June 30, 2005 contains expanded disclosure in the "Revenue Recognition" note and addresses the Company's compliance with criteria for revenue recognition as outlined in SOP 97-2.

         The Company derives revenue from three sources: (i) product revenue, which includes software licensing and revenue sharing agreements, (ii) maintenance revenue from software and (iii) services revenue. As described below, significant management judgments and estimates are made and used to determine the revenue recognized in any accounting period.

         The Company applies the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9, to all transactions involving the sale of software products and, services where the software is not incidental.

         The Company recognizes product revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, collection of the resulting receivable is probable and vendor specific objective evidence exists to allocate

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Securities and Exchange Commission
November 14, 2005
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         the total fee among all delivered and undelivered elements in the arrangement. Vendor specific objective evidence of fair value is defined as the value of each element of an arrangement if sold separately and is established when a software vendor demonstrates a history of having sold the element separately and of collecting on that element from a representative sample of arrangements on a consistent basis. If vendor-specific objective evidence of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence does exist for the undelivered elements, or until all elements are delivered, whichever is earlier.

         The Company sells its software using term license under which its software is licensed for a specific time period, generally one to five years, with no rights to return or exchange the licensed software. The Company uses a signed contract as evidence of an arrangement. For revenue sharing arrangements, the Company uses monitoring software that reports end-user activity on a transaction-by-transaction basis. For services, the Company uses a signed statement of work to evidence an arrangement.

         The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. The Company assesses collectibility based on a number of factors, including the customer's past payment history and its current credit-worthiness. If the Company determines that collection of a fee is not reasonably assured, the revenue is deferred and recognized at the time collection becomes reasonably assured, which is generally upon receipt of cash payment.

         Provided all the related conditions discussed above are met, the Company recognizes revenue for term licenses upon the effective date of the license and recognizes maintenance revenue ratably over the contract term regardless of the software license agreement type. Services revenue consists primarily of revenue received for performing methodology and system integration services. Fixed-price methodology and design service contracts are accounted for using contract accounting, which is generally the percentage-of-completion method rather than the completed-contract method, and time and materials contracts are accounted for on a monthly basis as work is performed.

Exhibit 31.1 and 31.2

6. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed. The wording of the required certifications may not be changed in any respect except for the modification temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file amendments to your Forms 10-KSB as of December 31, 2004 and 10-QSB as of June 30, 2005 that includes the entire filings together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.


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Securities and Exchange Commission
November 14, 2005
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         Response

         On November 7, 2005, the Company filed amendments to its Form 10-KSB for the year ended December 31, 2004 and to its Form 10-QSB for the quarter ended June 30, 2005, as appropriate, in response to all comments set forth above.

         We trust that the foregoing appropriately addresses the issues raised by the Staff's recent comment letter. Thank you in advance for your prompt review and assistance.

                                                Very truly yours,

                                                /s/ David Schubauer
                                                -------------------
                                                David Schubauer


enclosures